REQUEST TO WITHDRAW FORM S-3

(FILE NO. 333-226228)

Sharing Economy International Inc.
No. 9 Yanyu Middle Road

Qianzhou Village, Huishan District, Wuxi City

Jiangsu Province, People’s Republic of China

April 24, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request to Withdraw Form S-3 (File No. 333-226228)

Ladies and Gentlemen:

Sharing Economy International Inc. (the “Registrant”) hereby submits its request to withdraw its S-3 (File No. 333-226228), (the “Form S-3”). The Form S-3 was originally filed with the Commission on July 18, 2018.

SHARING ECONOMY INTERNATIONAL INC.

By: /s/ Jianhua Wu
       Jianhua Wu
      Chief Executive Officer